SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2008 (through 24th)

Commission file number: 001-10533	Commission file number: 000-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

5 Aldermanbury Square,	Level 33, 120 Collins Street
London, EC2V 7HR, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-151839) OF RIO TINTO FINANCE (USA) LIMITED, RIO TINTO plc AND RIO TINTO LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

99.1	11 June 2008	Capital project: Simandou position
99.2	11 June 2008	Capital project: Rio Tinto announces US$270 million investment in molybdenum
99.3	16 June 2008	Capital project: Rio Tinto to invest US$371 million in next generation driverless train system
99.4	17 June 2008	Capital project: Rio Tinto Alcan moves towards Australian bauxite expansion
99.5	18 June 2008	Capital project: Rio Tinto invests US$667 million in infrastructure and mine studies towards 320 Mt iron ore capacity by 2012
99.6	18 June 2008	Capital project: Rhodes Ridge state Agreement protects joint venture rights
99.7	20 June 2008	Capital project: NCC recommendations could cost Australia A$ 30 billion and undermine iron ore export competitiveness
99.8	23 June 2008	Exploraration project: Rio Tinto sets its sights on first significant world class diamond mine in India
99.9	23 June 2008	Trading statement: Rio Tinto announces 2008 iron ore price settlement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc	Rio Tinto Limited
(Registrant)	(Registrant)

By /s/ Ben Mathews	By /s/ Ben Mathews

Name Ben Mathews Title Secretary	Name Ben Mathews Title Assistant Secretary

Date 24 June 2008	Date 24 June 2008